Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              WWW.DRINKERBIDDLE.COM

August 25, 2006

VIA EDGAR TRANSMISSION

Mr. Vincent J. Di Stefano, Jr.
Securities and Exchange Commission
Judiciary Plaza
100 F. Street, NE
Washington, DC 20549

RE: PRELIMINARY PROXY MATERIALS FOR THE MONEY MARKET PORTFOLIO OF THE RBB FUND, INC. (THE "COMPANY") - REGISTRATION NOS. 33-2087/811-5518

Dear Mr. Di Stefano,

      The purpose of this letter is to respond to your comments on the preliminary proxy materials filed on August 14, 2006 in connection with the Special Meeting of Shareholders of the Company's Money Market Portfolio, (the "Fund"). Included below is a summary of each of the comments and the Company's responses.

PROXY STATEMENT COMMENTS

1. COMMENT: Please confirm that the Fund is not changing its current structure to a manager of managers structure. If the Fund was to change its structure to manager of managers, the Board must seek a vote on both the Investment Advisory and Administration Agreement and the Delegation Agreement.

      RESPONSE: The Fund is not changing its current structure to a manager of managers structure. The Delegation Agreement pertains to certain administrative services that the Adviser is permitted to delegate pursuant to the terms of the Investment Advisory and Administration Agreement. No advisory services are being delegated pursuant to the Delegation Agreement.

2. COMMENT: Does the Fund engage in transactions with affiliated brokers?

      RESPONSE: The Fund is a money market fund and does not engage in transactions with affiliated brokers.

      If you would like to further discuss any of the Company's responses, please call me at (215) 988-1105.

                                                 Sincerely yours,


                                                 /s/ Alexandra Kane
                                                 ------------------
                                                 Alexandra Kane